Filed by Ascendant Digital Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Ascendant Digital Acquisition Corp.

Commission File No. 001-39405

Date: April 14, 2021

COMPANY PRESENTATION

IMPORTANT INFORMATION About this Presentation This investor presentation (this “Presentation”) is for informational purposes only to assist interested parties in making their own evaluation with respect to a proposed business combination (the “Business Combination”) between Ascendant Digital Acquisition Corp. (“ACND”) and Beacon Street Group, LLC (the “Company”). The information contained herein does not purport to be all-inclusive and none of ACND, the Company or their respective affiliates makes any representation or warranty, express or implied, as to the accuracy, completeness or reliability of the information contained in this Presentation. This Presentation does not constitute (i) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed Business Combination or (ii) an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase any security of ACND, the Company, or any of their respective affiliates. You should not construe the contents of this Presentation as legal, tax, accounting or investment advice or a recommendation. You should consult your own counsel and tax and financial advisors as to legal and related matters concerning the matters described herein, and, by accepting this Presentation, you confirm that you are not relying upon the information contained herein to make any decision. The distribution of this Presentation may also be restricted by law and persons into whose possession this Presentation comes should inform themselves about and observe any such restrictions. The recipient acknowledges that it is (a) aware that the United States securities laws prohibit any person who has material, non-public information concerning a company from purchasing or selling securities of such company or from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell such securities, and (b) familiar with the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (collectively, the "Exchange Act"), and that the recipient will neither use, nor cause any third party to use, this Presentation or any information contained herein in contravention of the Exchange Act, including, without limitation, Rule 10b-5 thereunder. This Presentation and information contained herein constitutes confidential information and is provided to you on the condition that you agree that you will hold it in strict confidence and not reproduce, disclose, forward or distribute it in whole or in part without the prior written consent of ACND and the Company and is intended for the recipient hereof only. Forward Looking Statements Certain statements in this Presentation may be considered forward-looking statements. Forward-looking statements generally relate to future events or ACND’s or the Company’s future financial or operating performance. For example, statements regarding anticipated growth in the industry in which the Company operates and anticipated growth in demand for the Company’s products, and projections of the Company’s future financial results and other metrics are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “potential” or “continue,” or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by ACND and its management, and the Company and its management, as the case may be, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: the occurrence of any event, change or other circumstances that could give rise to the termination of negotiations and any subsequent definitive agreements with respect to the Business Combination; the outcome of any legal proceedings that may be instituted against ACND, the combined company or others following the announcement of the Business Combination and any definitive agreements with respect thereto; the inability to complete the Business Combination due to the failure to obtain approval of the shareholders of ACND, to obtain financing to complete the Business Combination or to satisfy other conditions to closing; changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; the ability to meet stock exchange listing standards following the consummation of the Business Combination; the risk that the Business Combination disrupts current plans and operations of the Company as a result of the announcement and consummation of the Business Combination; the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; costs related to the Business Combination; changes in or compliance with applicable laws or regulations; the possibility that the Company or the combined company may be adversely affected by other economic, business, and/or competitive factors; negative impacts on the Company's reputation; the Company’s estimates of expenses and profitability; the evolution of the markets in which the Company competes; the ability of the Company to implement its strategic initiatives and continue to innovate its existing products; the ability of the Company to defend its intellectual property; the impact of the COVID-19 pandemic on the Company’s business; and other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in ACND’s registration statement on Form S-4 (File No. 333-254720). Nothing in this Presentation should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither ACND nor the Company undertakes any duty to update these forward-looking statements. Financial Information; Non-GAAP Financial Measures The financial information and data contained in this Presentation is unaudited and does not conform to Regulation S-X. Such information and data may not be included in, may be adjusted in or may be presented differently in the registration statement to be filed by ACND and the proxy statement/prospectus contained therein.

IMPORTANT INFORMATION This Presentation also includes certain financial measures not presented in accordance with generally accepted accounting principles (“GAAP”) including, but not limited to, Adjusted CFFO, Adjusted CFFO Conversion, Adjusted Free Cash Flow, and Adjusted Free Cash Flow Margin and certain ratios and other metrics derived therefrom. The Company defines Adjusted CFFO as net cash provided by operating activities plus profits distributions to Class B unitholders included in stock based compensation. The Company defines Adjusted CFFO Conversion as Adjusted CFFO minus capital expenditures divided by Adjusted CFFO. The Company defines Adjusted Free Cash Flow as Adjusted CFFO minus capital expenditures. The Company defines Adjusted Free Cash Flow Margin as Adjusted Free Cash Flow divided by Billings (i.e., amounts invoiced to customers). These financial measures are not measures of financial performance in accordance with GAAP and may exclude items that are significant in understanding and assessing the Company’s financial results. Therefore, these measures should not be considered in isolation or as an alternative to net income, cash flows from operations or other measures of profitability, liquidity or performance under GAAP. You should be aware that the Company’s presentation of these measures may not be comparable to similarly-titled measures used by other companies. The Company believes these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to the Company’s financial condition and results of operations. The Company believes that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends in and in comparing the Company’s financial measures with other similar companies, many of which present similar non-GAAP financial measures to investors. These non-GAAP financial measures are subject to inherent limitations as they reflect the exercise of judgments by management about which expense and income are excluded or included in determining these non-GAAP financial measures. For a reconciliation of these non-GAAP figures to the nearest measure determined under GAAP, please see the appendix to this Presentation. This Presentation also includes certain projections of non-GAAP financial measures. Due to the high variability and difficulty in making accurate forecasts and projections of some of the information excluded from these projected measures, together with some of the excluded information not being ascertainable or accessible, the Company is unable to quantify certain amounts that would be required to be included in the most directly comparable GAAP financial measures without unreasonable effort. Consequently, no disclosure of estimated comparable GAAP measures is included and no reconciliation of the forward-looking non-GAAP financial measures is included. Use of Projections and Estimates This Presentation contains financial forecasts for the Company with respect to certain financial results for the Company's fiscal years 2021 and 2022. The Company's independent auditors have not audited, reviewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this Presentation, and accordingly, they did not express an opinion or provide any other form of assurance with respect thereto for the purpose of this Presentation. These projections are forward-looking statements and should not be relied upon as being necessarily indicative of future results. The assumptions and estimates underlying the prospective financial information are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information. Accordingly, there can be no assurance that the prospective results are indicative of the future performance of the Company or that actual results will not differ materially from those presented in the prospective financial information. Inclusion of the prospective financial information in this Presentation should not be regarded as a representation by any person that the results contained in the prospective financial information will be achieved. Industry and Market Data In this Presentation, ACND and the Company rely on and refer to certain information and statistics obtained from third-party sources which they believe to be reliable. Neither ACND nor the Company has independently verified the accuracy or completeness of any such third-party information. Additional Information ACND has filed with the SEC a registration statement on Form S-4 with the SEC, which includes a proxy statement/prospectus, that is both the proxy statement to be distributed to holders of ACND’s ordinary shares in connection with its solicitation of proxies with respect to the proposed Business Combination and other matters as may be described therein, as well as the prospectus relating to the offer and sale of the securities to be issued in the Business Combination. This Presentation does not contain all the information that should be considered concerning the proposed Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the Business Combination. ACND’s shareholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with the proposed Business Combination, as these materials will contain important information about the Company, ACND and the Business Combination. When available, the definitive proxy statement/prospectus and other relevant materials for the proposed Business Combination will be mailed to shareholders of ACND as of a record date to be established for voting on the proposed Business Combination. Shareholders will also be able to obtain copies of the preliminary proxy statement, the definitive proxy statement and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: ACND at 667 Madison Avenue, New York, NY 10065 or (212) 209-6126. Participants in the Solicitation ACND and its directors and executive officers may be deemed participants in the solicitation of proxies from ACND’s shareholders with respect to the proposed Business Combination. A list of the names of those directors and executive officers and a description of their interests in ACND is contained in the proxy statement/prospectus contained in ACND’s registration statement on Form S-4, which was filed with the SEC and is available free of charge at the SEC’s web site at www.sec.gov. The Company and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of ACND in connection with the proposed Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed Business Combination is included in the proxy statement/prospectus contained in ACND’s registration statement on Form S-4.

PRESENTERS & MANAGEMENT Marco Galsim CIO Dale Lynch CFO Mark Arnold CEO Beacon Street Group Ascendant Mark Gerhard CEO David Gomberg President Riaan Hodgson COO

ASCENDANT TEAM’S EXPERIENCE AND CAPITAL WILL BENEFIT BSG Jagex Revenue Performance Over Time ($M)2 Carefully curated and managed IP to create $1 billion+ revenue long-term franchise Created a premier publisher and developer driven by community engagement Successfully introduced new sustainable monetization channels and methods Continued and sustained community engagement created >1M paying members Generated significant long-term shareholder value Sources: Jagex Ltd. UK public disclosures Exec team leading Jagex from 2008 to 2015, except for the period following the sale of Jagex in 2011, when new management team ran business on behalf of purchasers. Past performance of the members of Ascendant's management team is not indicative of future performance GBP to USD 1.26 as of 7/16/2020 Shareholder change New Exec team running Jagex Continuation of Exec team’s initiatives post-departure Achievements Running Jagex1 Embed a team of data scientists and AI specialists in addition to user acquisition, monetization, churn, predictive behavior and community building veterans Proven success in interactive digital experiences in very high traffic online environments and knowledge in conversion and sustaining community engagement can accelerate increase in scale Actively working on implementing leading-edge solutions and ROI improvement initiatives Help with prototyping and implementation of solutions along with recruitment of talent and upscaling and expanding internal capabilities for long-term sustainable knowledge gains International relationships, particularly in Europe and Asia, bring potential M&A and growth opportunities Additional capital infusion will help add editors and accelerate M&A activity to help build greater long-term shareholder value Benefits to Beacon Street Group

ASCENDANT WAS LOOKING FOR A GREAT ACQUISITION, IN THE ATTENTION ECONOMY

1	Significant and growing "attention economy" TAM	✓ $191B TAM with significant tailwinds, ripe for disruption
2	Scalable, digitally delivered IP	✓ Market leading tech platform with scalable, high-value content, data & analytics
3	Large, thriving community	✓ 10M+ self-directed investors, growing 78% from 2018 to 2020
4	Diversified product suite	✓ 12 primary customer facing brands offering 160+ products
5	Best in class financial profile	✓ "Adjusted Rule of 50"[1] financial profile: Scale, Growth, Recurring Revenue, High Adjusted FCF[2] (Low Capex)
6	Experienced leadership team	✓ Deep, long-tenured & proven team
7	Sustained growth outlook	✓ Multiple organic & inorganic avenues to potentially drive sustained profitable growth at scale

1. Adjusted Rule of 50 equals annual GAAP Revenue Growth Rate plus Adjusted FCF Margin. Adjusted FCF Margin = Adjusted FCF / Billings
2. Adjusted FCF is calculated as Adjusted CFFO (Cash Flow From Operations) - Capital Expenditures. Adjusted CFFO is calculated as net cash provided by operating activities plus profits distributions to Class B unitholders included in stock based compensation expense

6

Founded with a mission to level the playing field for self-directed investors Today we are a Leading Subscription Services Platform serving millions of self-directed investors A diverse portfolio of operating brands serving as a trusted source for financial research, education and actionable ideas

BEACON STREET GROUP AT A GLANCE A market leader in delivering high-value and actionable financial research, easy-to-use technology, as well as financial education and a social connection with world-class experts to help self-directed investors meet their financial goals 10M+ Digital Platform Members1 at 12/31/20 850K+ Paid Digital Subscribers at 12/31/20 $759 Industry Leading 2020 ARPU2 $549M 2020 Billings3 +77% YoY Growth 24% 2020 Adjusted Free Cash Flow Margin4 99.8% 2020 Adjusted CFFO Conversion5 (Low Capex) Includes free and paid subscribers Based on trailing four quarter net billings / average number of trailing four quarter paid subscribers Billings represents amounts invoiced to customers Adjusted FCF Margin = Adjusted FCF / Billings. Adjusted FCF is calculated as Adjusted CFFO - Capital Expenditures. Adjusted CFFO is calculated as net cash provided by operating activities plus profits distributions to Class B unitholders included in stock based compensation expense Adjusted CFFO Conversion = (Adjusted CFFO - Capital Expenditures) / Adjusted CFFO

KEY DRIVERS OF OUR SUCCESS DATA / TECHNOLOGY Real-time campaign feedback, AI and rapid scalability Machine learning and advanced analytics drive increased upsell yield SCALABLE MODEL Industry-leading ROI on new customer acquisition Upsell to higher ARPU products with almost all of the upsell revenues falling to the bottom line CUSTOMER FOCUS Customer centricity through every stage of a subscriber’s journey Emphasis on developing long-term relationship with the subscriber Consistent 90%+ revenue retention POWERFUL CONTENT PLATFORM Compelling content fosters relationships between readers and editors, creates customer loyalty and brand goodwill Insightful and engaging content drives conversion users from free to paid subscribers Focus on proven formula to launch & scale new products in a low-risk capital way

As per BMO research report, October 2018 Represents an estimated 33.3% of the 63M U.S. self-directed investors (Celent, U.S. Self-Directed Market Study, 2019) x BSG’s 2020 ARPU of $759. The remaining 67% is believed to be covered in the Asset Managers and Financial Information market sizes Reflects addressable market of asset management customers becoming self-directed investors, based off of management fees for 2019 global active core and active specialties per BCG Global Asset Management Research Report, 2020 Celent, U.S. Self-Directed Market Study, 2019; 63M represents Celent’s estimate for 2020 Maia Research, 2015-2027 Global Self-Directed Investors Implications for Wealth Managers Industry Market Research Report, Segment by Player, Type, Application, Marketing Channel, and Region Financial Wellness Solutions Have a huge TAM 63M 2020 US Self-directed Investors4 19% 2017-2019 CAGR for Online Revenue from Global Self-directed Investors5

"...the markets are no longer reserved for institutional investors or HNWI. The goal of **democratizing the financial markets** is becoming a reality"

CELENT



PERSONAL INVESTING IS CHANGING IN FAVOR OF BSG

AGING POPULATION

- 17% of U.S. population is 65+[1]
- 10,000 Americans retiring every day, creating consistent demand velocity[2]

GROWING THE PIE

- 72% of millennials identify as self-directed investors[3] (~$22T of net worth)[3]
- Rise of self-directed 'Robinhood' investors provides huge future upside

VOLUME OF ACTIVITY

- Retail investors now represent ~20% of trading on any given day, up from ~10% in 2010[4]

COMPLEXITY

- Increasing number and complexity of investment instruments (e.g., ETFs, options, crypto, et al)

PERFORMANCE

- Individual investors have a 3-year return performance lag versus the S&P 500[5]

EDUCATION

- Increased emphasis on financial literacy - knowledge & skill to effectively manage wealth

1. Statista
2. Deutsche Bank
3. Deloitte study
4. Wall Street research
5. realinvestmentadvice.com

12

INSTITUTIONAL INFO SERVICES INSTITUTIONAL RESEARCH SPECIALTY FINANCIAL RESEARCH ONLINE BROKERS ONLINE NEWSLETTERS GENERAL FINANCIAL PUBLICATIONS ONLINE TOOLS SOCIAL MEDIA COMMUNITIES ACTIONABLE CONTENT DATA & INFO DIVERSIFIED PRODUCT OFFERING FULL RANGE OF PRICES Sell Side Platforms Wall Street Research BSG PROVIDES DIVERSE, Actionable & AFFORDABLE Content

Premium Subscription Content, Software and Tools ACTIONABLE IDEAS Software & Tools

Building Relationships and Helping Subscribers “…you folks have become my teachers and a true resource… educating me on how to invest for the long term. WHAT A GIFT!” - Joe D. “You guys talk about ‘life changing results’… I am actually taking pride in managing our investments. That is a big life change. ” - Nick F. “…despite the world imploding, [you] helped me keep a level head in the early days of the pandemic.” - Nick C.  “Empire Financial research articles have taught me a lot and I truly believe that small investors like me have no place in the market without your financial research and investment ideas.” - Sandeep L. “You have each been instrumental in helping me build wealth… analyses are consistently meticulous, concise and on-point.” - David K. “…your recommendations had a profound impact on my family and I am very much appreciative.” – Kyle B.

Detect new demand and investment trends in the financial marketplace through observation, research and analysis DETECT Identify a financial expert that has a personal passion for a specific area of growing customer interest and can provide unique insights ANALYZE Launch new products within weeks. Target offers based on customer behavior and use AI to track and improve results LAUNCH Grow content team in product area and cross-sell and upsell to build customer lifetime relationship SCALE PROVEN, AGILE platform for LAUNCHING NEW PRODUCTS QUICKLY WITH LOW Risk 110+ New Products in 3 Years Helped drive >$300M of Billings PRODUCTS OFFERED

DIVERSE RESEARCH PORTFOLIO ACROSS DIFFERENT ASSET CLASSES

DIVERSE RESEARCH PRODUCTS (% OF BILLINGS - 2018-2020)



Other 5%
Commodities 3%
Value 5%
Software 6%
Income 10%
Cryptocurrency 11%
Trading 11%
Small Cap 13%
Growth 17%
Bundle 19%

	# OF SUBSCRIBERS[1]	CUMULATIVE LIFETIME SPEND[1]	SELECTED EXAMPLES
Free General market commentary, current events - Insightful and educational	9.5M		• Newswire • Investor Hour • The Weekly Pulse • The Daily Cut
Paid Mega Cap equities and basic investment strategies	544K[2]	<$600	• Fry's Investment Report - $249 • Empire Stock Investor - $199
High Value More advanced investing strategies - Value Investing, Microcaps, Real Estate, Options, Trading, Cryptocurrencies	215K[2]	$600-$5,000	• Empire Elite Growth - $5,000 • Palm Beach Ventures - $3,000
Ultra High Value Product bundles	98K[2]	>$5,000	• Alliance - $31,000 + $499 annually • Total Portfolio - $15,000 + $499 annually

1. As of December 31, 2020
2. Number of subscribers indicated correspond with the cumulative lifetime spend to the right (e.g., 544K of the 856K+ total paid subscribers have less than $600 of cumulative lifetime spend)

17

MARKETING CHANNEL MIX (2020) Direct to Paid Free to Paid 58% 42% vs. MULTI-CHANNEL MARKETING APPROACH 2020 EXTERNAL ORDERS GENERATED External Marketing – Customer Acquisition SELECT DIRECT TO PAID DISPLAY CHANNELS CONVERSION STATS (2020) Order Form Click-through Rate1 10.1% 8.1% Order Form Conversion Rate2 Order form click-through rate for paid subscription campaigns is derived from total order form visits / total landing page visits Order form conversion rate for paid subscription campaigns is derived from main & upsell orders / total order form visits

Subscriber figures shown as of December 31, 2020 Represents cumulative free-to-paid conversion rate for the period January 1, 2018 to December 31, 2020. Calculated as (number of free subscribers who purchased a subscription during the period) / (average number of free subscribers during the period) Represents cumulative high-value conversion rate as of December 31, 2020. Calculated as (number of paid subscribers who have purchased >$600 in aggregate over their lifetime as of December 31, 2020)/(number of paid subscribers as of December 31, 2020) Represents cumulative ultra-value conversion rate as of December 31, 2020. Calculated as (number of paid subscribers who have purchased >$5,000 in aggregate over their lifetime as of December 31, 2020)/(number of high value subscribers as of December 31, 2020) BEST-IN-CLASS Business Model TAILORED FOR HIGH VALUE SUBSCRIBERS Cumulative free-to-paid conversion rate 6%2 Cumulative high-value conversion rate 37%3 Cumulative ultra conversion rate 31%4 98K+1 Total Ultra high value subscribers (Total spend >$5,000) 313K+1 Total High value subscribers (Total spend >$600) 856K+1 Total PAID subscribers ~9.5M+1 FREE subscribers

Subscriber Demographics Paid Subscribers by Generation (Age 25+)1 Paid Subscribers by Net Assets1 Source: Experian data

VISION & GROWTH STRATEGY

Strategic Initiatives are Driving and Accelerating Growth DRAMATIC SCALING OF ENTERPRISE (PAST 3 YEARS) Strategic acquisitions (6 operating subsidiaries) Broadened product offerings, including adding 27+ editors & 110+ publications and built or acquired software and tools to complement premium content Upgraded corporate infrastructure with deployment of new systems & applications, including analytics and machine learning Improvement in marketing efficiency & customer satisfaction / retention Recruited and trained additional talent across organization 2 Billings represents amounts invoiced to customers Includes both free and paid subscribers 1

OUR VISION To become THE de-facto financial wellness Solutions platform for self-directed investors Grow / Optimize Marketing & Customer Acquisition Invest in Brand Marketing Build/Buy Addt’l Content, Products & Brands Invest in Technology, Data & Analytics Establish Partnerships & M&A Leverage existing financial education loop Expand and grow reach via additional channels including videos and live streaming Expand marketing channels Provide BSG subscribers with a greater ability to cultivate deeper social connections and connect with fellow members Generate multi-sided platform with flywheel effects Focus areas include machine learning, performance marketing, and SaaS product development Deepen breadth and depth of targeted offerings Opportunities to accelerate and expand product offering, customer base, international Drive accretive M&A using cash and public currency 4. CONSOLIDATE A FRAGMENTED MARKET 3. ADD ENGINEERING & ML EXCELLENCE 2. BUILD DEEP NETWORK EFFECTS 1. EXPAND REACH AND DISCOVERABILITY Expand Internationally Invest in & Deepen Community Network

  YEAR FOCUS AREA BUILD OR BUY ORIGINAL SALES ($ MILLIONS) 2020 SALES ($ MILLIONS) 2010 Macro Build -- $120 2013 Risk Allocation Buy $1 $30 2014 Macro Buy $5 $110 2015 Commodities Buy $12 $25 2016 Trading Build -- $30 2017 Growth Buy $28 $67 2019 Growth / SPACs Build -- $32 2019 Software Build -- $7 2021 Software Buy $3 Future Total $49 $421 % of Total 2020 Net Sales 77% We have a TRACK RECORD OF EFFICIENT AND Highly Accretive CAPITAL ALLOCATION 1 1. Acquisition completed on January 21, 2021; Original Sales represents revenue in 2020; 2020 Sales left blank since acquisition was completed after 2020 Omnia Research

BUSINESS DEVELOPMENT CASE STUDY Formed new brand in early 2019 with well known investor as a partner (no upfront capital) First paid publication launched in April 2019 Launch generated $11M in Net Revenue with approximately 3,000 paid subscribers Lower priced product launched in Dec 2019 paving the way to add subscribers to our sales funnel Added two additional editors to launch additional products One year post initiation, both lower priced and premium priced subscriptions fueled growth of paid list and revenues Compelling content combined with effective/efficient marketing delivered outstanding results Business was breakeven in calendar year 2019 and turned a profit in 2020 By the end of 2020, there were 3 editors and 6 paid products Launch 2019 2020 Net Revenues $11M $15M $32M Paid Subscribers 3K 5K 83K Free Subscribers 10K 10K 58K

FINANCIAL OVERVIEW

FINANCIAL HIGHLIGHTS

$549M
2020 Billings

SCALE

77%
2020 Billings growth

TRACK RECORD OF GROWTH

$759
2020 ARPU[1]

>5x
LTV/CAC Ratio[2]

INDUSTRY-LEADING UNIT ECONOMICS

97%
2018-2020 Subscription Billings

RECURRING REVENUE BASE

24%
2020 Adjusted Free Cash Flow Margin[3]

STRONG MARGIN PROFILE

99.8%
2020 Adjusted CFFO Conversion[4] (Low Capex)

PREMIER CASH FLOW CONVERSION (HIGHLY CAPITAL EFFICIENT)

1. Based on trailing four quarter net billings / average number of trailing four quarter paid subscribers
2. Based on average lifetime customer contribution margin divided by customer acquisition costs. Customer acquisition costs include direct marketing spend, external revenue share expense, retention and renewal expenses, copywriting and marketing salaries, tele-sales salaries and commissions and customer service commissions
3. Adjusted FCF Margin = Adjusted FCF / Billings. Adjusted FCF is calculated as Adjusted CFFO - Capital Expenditures. Adjusted CFFO is calculated as net cash provided by operating activities plus profits distributions to Class B unitholders included in stock based compensation expense
4. Adjusted CFFO Conversion = (Adjusted CFFO - Capital Expenditures) / Adjusted CFFO

27

SUPERIOR UNIT ECONOMICS – 2020… Avg. Customer Lifetime Billings $2,700 High Variable Margin LTV/CAC1 Ratio >5x “….with an LTV/CAC ratio of 3 or higher, investing an incremental dollar in acquiring new customers has a greater expected return than retaining that dollar as profit…” 90 Days CPA2 Breakeven 7-9 Months CAC1 Breakeven Customer Acquisition Costs include direct marketing spend, external revenue share expense, retention and renewal expenses, copywriting and marketing salaries, tele-sales salaries and commissions and customer service commissions CPA - Cost per acquisition includes direct marketing spend only

SUBSCRIBERS SPENDING MORE INITIALLY AND INCREASING THAT SPEND OVER TIME Cumulative Spend By Cohort Over Time 2015 Cohort 2016 Cohort 2017 Cohort 2018 Cohort 2019 Cohort 2020 Cohort

Forecasted Key performance indicators Paid Subscribers (in THOUSANDs) ARPU1 Based on trailing four quarter net billings /average number of trailing four quarter paid subscribers 24% CAGR 1,001K (77% YoY Growth) As of Mar. 31, 2021 ARPU decline due to significant subscriber growth; future monetization will drive accretion

HIGHLY ATTRACTIVE LONG-TERM GROWTH AT SCALE

REVENUE ($ IN MILLIONS)



New Estimate
Prior Estimate
41% CAGR
$238.4
$272.2
$364.2
$561.4
$729.0
2018
2019
2020
2021P
2022P

BILLINGS ($ IN MILLIONS)[1]



New Estimate
Prior Estimate
34% CAGR
$280.5
$310.1
$548.8
$751.2
$980.5
2018
2019
2020
2021P
2022P

ADJUSTED FREE CASH FLOW ($ IN MILLIONS)[2]



Margin
33%
22%
24%
28%
31%
51% CAGR
$92.9
$68.8
$134.0
$211.9
$306.8
2018
2019
2020E
2021P
2022P

ADJUSTED CFFO CONVERSION[3] (LOW CAPEX)



99.3%
99.7%
99.8%
99.7%
99.8%
2018
2019
2020E
2021P
2022P

1. Billings represents amounts invoiced to customers
2. Adjusted FCF = Adjusted CFFO - Capital Expenditures. Adjusted CFFO is calculated as net cash provided by operating activities plus profits distributions to Class B unitholders included in stock based compensation expense. Adjusted FCF Margin = Adjusted FCF / Billings
3. Adjusted CFFO Conversion = (Adjusted CFFO - Capital Expenditures) / Adjusted CFFO

31

Key Forecast Assumptions Continued strong new free and paid subscriber growth Trend-like conversion rate inputs Revenue retention rate of 95%+ each year Trend-like subscriber count churn at ~1.7% per month Stable product pricing GAAP revenue: ~35% to 38% of Billings each year, plus the current portion of deferred revenue No M&A included; organic forecast only Subscribers Margins Stable gross margins in 86% to 87% range Customer acquisition cost (CAC) returns to and exceeds pre-COVID levels Excluding stock-based compensation, G&A grows significantly in 2021 to support public company readiness Effective tax of 5% to 6% Capex of less than $1 million annually Maintain “Rule of 50” Status 2021 projected GAAP revenue growth of 54% plus Adj FCF Margin of 28% = 82% Longer Term Target: GAAP revenue growth 30% to 40% Adjusted FCF margin 28% to 33% >> 50%

Long-term financial Objectives Sustained Target “Adjusted rule of 50”1 financial Profile KEY GROWTH DRIVERS KEY PROFITABILITY DRIVERS Paid marketing spend New products/markets M&A Paid marketing spend Conversion/upsells ROIs Adjusted Rule of 50 equals annual GAAP Revenue Growth Rate plus Adjusted FCF Margin

TRANSACTION OVERVIEW

Transaction Summary ACND has agreed to combine with BSG in a transaction with an implied total enterprise value of $3.024 billion This transaction represents an attractive pro forma multiple of 5.4x 2021P GAAP Revenue and 14.3x 2021P Adjusted Free Cash Flow Concurrent with this transaction, BSG and ACND has raised $150 million in a PIPE offering at $10.00 per share After giving effect to these transactions, pro forma company will have approximately $150 million of cash on its balance sheet Lock-up: 6-12 months SOURCES USES ACND Cash Held in Trust $414 Cash to Balance Sheet $150 PIPE Raise Proceeds 150 Transaction Fees & Expenses 40 Sellers’ Equity Rollover 2,537 Cash to Sellers1 374 Sellers’ Equity Rollover 2,537 TOTAL $3,101 TOTAL $3,101 Illustrative Sources & Uses ($M) Illustrative Pro Forma Ownership at Close1,2 1. Assumes no redemption from ACND trust account 2. Excludes ACND warrants and earnout shares and shares issuable pursuant to the combined company’s equity incentive plans 3. Includes approximately 18% that will be subject to a voting arrangement in favor of the board of directors of the combined company 3

BSG VS. COMPS: BEST IN CLASS WITH SIGNIFICANT UPSIDE POTENTIAL

2020-2022P GAAP REVENUE CAGR (%)


41.5%
21.6%
10.0%
BSG
Consumer / SMB Tech Subscription
Digital Subscription and Info Services

2021P ADJ. FREE CASH FLOW MARGIN (%)


28.1%
15.7%
15.6%
BSG 1
Consumer / SMB Tech Subscription 2
Digital Subscription and Info Services 2

2020-2022P ADJ. FREE CASH FLOW CAGR (%)


51.3%
51.5%
7.7%
BSG 1
Consumer / SMB Tech Subscription 2
Digital Subscription and Info Services 2

EV / 2021P REVENUE (X)


5.4x
8.4x
7.2x
BSG 3
Consumer / SMB Tech Subscription
Digital Subscription and Info Services

EV / 2021P ADJ. FREE CASH FLOW (X)[4]


14.3x
18.7x
31.3x
BSG 1,3
Consumer / SMB Tech Subscription 2
Digital Subscription and Info Services 2

Sources: FactSet as of 1/29/2021, Wall Street research

Notes: Consumer / SMB Tech Subscription group includes: CHGG, DBX, GDDY, HUBS, MTCH, NFLX, SPOT, SQ, SVMK, WIX; Digital Subscription and Info Services group includes: CSGP, ENV, FDS, FORR, INFO, IT, MORN, MSCI, NYT

1. Adjusted Free Cash Flow = Adjusted CFFO - Capital Expenditures. Adjusted Free Cash Flow Margin = Adjusted Free Cash Flow / Billings. Adjusted CFFO is calculated as net cash provided by operating activities plus profits distributions to Class B unitholders included in stock based compensation expense. Billings represents amounts invoiced to customers
2. Adjusted Free Cash Flow = Adjusted CFFO + Taxes - Capital Expenditures. Adjusted Free Cash Flow Margin = Adjusted Free Cash Flow / GAAP Revenue
3. Multiples based on pro forma Total Enterprise Value of $3,024 million
4. Trading multiples greater than 45.0x are excluded

36

Public Comparables Rationale Consumer / SMB Tech Subscription BSG is a direct to consumer, tech-enabled, subscription-based business whose success is driven by its ability to directly connect with retail investors, get them interested enough to click through and to subscribe and whose value is ultimately driven by forming personal connections with these subscribers, providing high quality content, and converting them to this higher value content at higher price points Target customers are primarily retail investors whose buying behavior closely resembles that of consumer subscription customers Free-to-paid business model aligns closely with many high performing consumer / SMB tech companies, with higher tiers for customers as they continue to see greater value BSG is at the most favorable end of the range of this peer group for all major categories of: i.) revenue growth, ii.) gross margins, iii.) ARPU, iv.) monthly churn, and v.) LTV / CAC Digital Subscription and Info Services BSG’s content has similarities to many of the digital subscription and info services companies, although a number of the comps in the group are more focused on institutional customers as compared to consumers This group is focused on digital publication of financial media content, which is similar to BSG’s content and delivery medium BSG leads in all major categories versus this peer group (and is in line with the group in monthly churn): i.) revenue growth, ii.) gross margins, iii.) ARPU, iv.) monthly churn, and v.) LTV / CAC

Industry Leading Comps - Consumer / SMB Tech Subscription Sources: FactSet, CapitalIQ, Wall Street research, public filings & transcripts Square ARPU represents Cash App HubSpot reports ARPU, but it was not included due to difference in customer type (1) (2)

Industry Leading Comps - Digital Subscription and Info Services Sources: FactSet, CapitalIQ, Wall Street research, public filings & transcripts (1) Gartner churn represents global technology sales (1)

INVESTMENT HIGHLIGHTS ✓ $191B TAM with significant tailwinds, ripe for disruption ✓ Market leading tech platform with scalable high-value and proprietary content, data & analytics ✓ 10M+ self-directed investors, growing 78% from 2018 to 2020 ✓ 12 primary customer facing brands offering 160+ products ✓ “Adjusted Rule of 50”1 financial profile: Scale, Growth, Recurring Revenue, High Adjusted FCF2 (Low Capex) ✓ Deep, long-tenured & proven team ✓ Multiple organic & inorganic avenues to potentially drive sustained profitable growth at scale Adjusted Rule of 50 equals annual GAAP Revenue Growth Rate plus Adjusted FCF Margin. Adjusted FCF Margin = Adjusted FCF / Billings Adjusted FCF is calculated as Adjusted CFFO (Cash Flow From Operations) - Capital Expenditures. Adjusted CFFO is calculated as net cash provided by operating activities plus profits distributions to Class B unitholders included in stock based compensation expense

Q&A

APPENDIX

Historical Key performance indicators Free Subscribers (in THOUSANDs) Paid Subscribers (in THOUSANDs) ARPU1 26% CAGR 24% CAGR 86% CAGR Based on trailing four quarter net billings / average number of trailing four quarter paid subscribers

Non-GAAP Reconciliations

GAAP Income Statement Within our expenses historically are stock-based compensation expenses related to the Class B Units. Because Beacon Street Group, LLC’s current operating agreement includes puts and calls for the Class B units, these current Class B Units are classified as liabilities as opposed to equity and remeasured to fair value at the end of each reporting period until settlement into equity, with the change in value being charged to stock-based compensation expense. Additionally, because the Class B Units are classified as liabilities on BSG's consolidated balance sheet, all profits distributions made to the holders of the Class B Units are considered to be stock-based compensation expenses. As a result of the merger with Ascendant, in which all Class B Units will be converted into straight Common Units (with no calls or puts), BSG does not expect to continue recognizing stock-based compensation expenses related to the Class B Units for periods after the consummation of this merger. While going forward BSG does not expect to incur the levels of stock-based compensation expense BSG has historically as a result the liability-award classification of the Class B Units, BSG does expect to incur much-reduced stock-based compensation expense in the ordinary course

Quarterly Metrics Billings represents amounts invoiced to customers Includes unusually large related party working capital impact; should not be recurring as related party working capital transactions are expected to be minimal going forward 2 2 2 2